Prospectus addendum
To the prospectus dated April 15, 2016 and
the prospectus supplement dated April 15, 2016

Registration Statement No. 333-209682
Dated April 15, 2016
Rule 424(b)(3)

JPMORGAN CHASE & CO.

JPMorgan Chase & Co. has filed a prospectus dated April 15, 2016 (the "**Prospectus**") and a prospectus supplement dated April 15, 2016 (the "**Prospectus Supplement**") with the Securities and Exchange Commission. With respect to each preliminary pricing supplement dated prior to the date of this prospectus addendum relating to an offering with a pricing date on or after the date of this prospectus addendum (each, a "**Preliminary Pricing Supplement**"):

- all references to the prospectus of JPMorgan Chase & Co. dated February 19, 2016 (the "**Original Prospectus**") (or to any section of the Original Prospectus) are deemed to refer instead to the Prospectus (or to the corresponding section of the Prospectus); and

- all references to the prospectus supplement of JPMorgan Chase & Co. dated February 19, 2016 (the "**Original Prospectus Supplement**") (or to any section of the Original Prospectus Supplement) are deemed to refer instead to the Prospectus Supplement (or to the corresponding section of the Prospectus Supplement).

JPMorgan Chase & Co. has also filed the product supplements set forth under the heading "Replacement Product Supplement" in the table below (each, a "**Replacement Product Supplement**") with the Securities and Exchange Commission. With respect to each Preliminary Pricing Supplement, all references to any product supplement set forth under the heading "Original Product Supplement" in the table below (each, a "**Original Product Supplement**") (or to any section of that Original Product Supplement) are deemed to refer instead to the relevant Replacement Product Supplement (or to the corresponding section of that Replacement Product Supplement) as set forth in the table below.

Original Product Supplement	Replacement Product Supplement
Product supplement no. 1a-I dated November 7, 2014	Product supplement no. 1-I dated April 15, 2016
Product supplement no. 2a-I dated November 7, 2014	Product supplement no. 2-I dated April 15, 2016
Product supplement no. 3a-I dated November 7, 2014	Product supplement no. 3-I dated April 15, 2016
Product supplement no. 4a-I dated November 7, 2014	Product supplement no. 4-I dated April 15, 2016
Product supplement no. 5a-I dated November 7, 2014	Product supplement no. 5-I dated April 15, 2016
Product supplement no. UBS-1a-I dated November 7, 2014	Product supplement no. UBS-1-I dated April 15, 2016

In addition, JPMorgan Chase & Co. has filed underlying supplement no. 1-I dated April 15, 2016 (the "**Replacement Underlying Supplement**") with the Securities and Exchange Commission. With respect to each Preliminary Pricing Supplement, all references to underlying supplement no. 1a-I dated November 7, 2014 (the "**Original Underlying Supplement**") (or to any section of the Original Underlying Supplement) are deemed to refer instead to the Replacement Underlying Supplement (or to the corresponding section of the Replacement Underlying Supplement), *provided* that each reference to a section of the Original Underlying Supplement set forth under the heading "Original Underlying Supplement Section" in the table included in Annex A is deemed to refer to the section of the Replacement Underlying Supplement set forth under the heading "Replacement Underlying Supplement Section" in the table included in Annex A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or any Relevant Supplement, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

April 15, 2016

Original Underlying Supplement Section	Replacement Underlying Supplement Section
Equity Index Descriptions — The S&P MidCap 400® Index	Equity Index Descriptions — The S&P U.S. Indices
Equity Index Descriptions — The S&P 500® Index	Equity Index Descriptions — The S&P U.S. Indices
Fund Descriptions — The Financial Select Sector SPDR® Fund	Fund Descriptions — The Select Sector SPDR® Funds
Fund Descriptions — The Technology Select Sector SPDR® Fund	Fund Descriptions — The Select Sector SPDR® Funds
Fund Descriptions — The iShares® U.S. Real Estate ETF	Fund Descriptions — The iShares® ETFs
Fund Descriptions — The iShares® MSCI Brazil Capped ETF	Fund Descriptions — The iShares® ETFs
Fund Descriptions — The iShares® MSCI Emerging Markets ETF	Fund Descriptions — The iShares® ETFs
Fund Descriptions — The iShares® MSCI EAFE ETF	Fund Descriptions — The iShares® ETFs
Fund Descriptions — The iShares® MSCI Mexico Capped ETF	Fund Descriptions — The iShares® ETFs
Fund Descriptions — The iShares® Russell 2000 ETF	Fund Descriptions — The iShares® ETFs
Fund Descriptions — The SPDR® S&P® Homebuilders ETF	Fund Descriptions — The SPDR® S&P® Industry ETFs
Fund Descriptions — The SPDR® S&P® Metals & Mining ETF	Fund Descriptions — The SPDR® S&P® Industry ETFs